Mail Stop 3561

September 8, 2008

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, California 90025

> **Re: RadNet, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-10593**

Dear Dr. Berger:

We have reviewed your response later dated August 12, 2008 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Directors and Executive Officers, page 29

1. We note your response to prior comment one and the statement that you do not currently use performance targets. We note, however, disclosure on page 25 of your proxy statement indicating that you and the CEO intend to review "strategic

objectives and performance targets" and that you will review the appropriateness of the financial measures used in incentive plans and the degree of difficulty in achieving specific performance targets. You also state on page 25 that corporate performance objectives "typically are established on the basis of a targeted return on capital" used for the company or a particular business unit. With a view to disclosure in future filings, please advise us of the "strategic objectives and performance targets" referenced on page 25. It is unclear what those targets relate to and why they are not relevant to prior comment one. For example, it is unclear if the company considered using performance targets but later decided otherwise. Advise us of what disclosure the company intends to provide in future filings regarding these targets. We may have further comment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey Linden, Esq.
        FAX: (310) 445-2980